Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company Cell Therapeutics, Inc.

Commission File No.: 001-12465

The following is a transcript of a presentation given by Cell Therapeutics, Inc. on July 24, 2003.

Operator: Good day, everyone, and welcome to the Cell Therapeutics Incorporated Second Quarter conference call. Today’s call is being recorded.

At this time, for opening remarks and introductions, I would like to turn the call over to Dr. James Bianco, President and Chief Executive Officer. Please go ahead, sir.

Dr. James Bianco: Thank you. Good morning.

I know many of you will be joining the Celgene call at 9:00, so we’ll try to keep this morning’s call focused, just focusing on the highlights. With me on the call today, are members from our management team, including our colleagues from Novuspharma.

Before we get started, I’d like to remind you, as is common with presentations of this type, I will be making forward-looking statements that involve a number of risks and uncertainties specifically regarding future financial and operating results, the proposed CTI/Novuspharma merger, and risks and uncertainties that could affect our products and products under development. As such, I recommend that you refer to our most recent SEC filings for more information on the risks and benefits of our programs. And as you know in addition, we recently filed an S-4 and documents concerning the proposed merger of CTI and Novuspharma with the SEC. And that information can be found in the S-4 filing or accessed on the SEC website or on our website. And lastly, let me remind you that the call will be recorded and will be available for playback on our website. Any unauthorized recording of this call is prohibited without written consent by the company.

So on today’s call, I’m going to review the following items: our second quarter financial results and the progress we’ve made in meeting or the progress we will make potentially in beating our TRISENOX® net sales guidance of 24 million for the year, and potential new developments for TRISENOX®, progress on our phase III XYOTAX™ program, and on our merger with Novuspharma and near-term news flow from their pipeline. And lastly, I’ll update you on our other development and pre-development programs.

Let me start with the financials. I’m assuming those of you on the call have seen our press release this morning, so I’m just going to briefly review the highlights for our financial results for the quarter.

Total revenues for the quarter more than doubled to $6.1 million, compared with $2.8 million for the same period in ‘02, with TRISENOX® net product sales rising more than 120 percent to $5.3 million, compared again to $2.4 million for the same period in ‘02.

R&D expenses for the quarter were $22 million, compared to $15 million for the three months ended June 30, 2002. This is also up slightly from last quarter in which R&D expenses were about $20.6 million. The increase in R&D expense, obviously, is primarily due to the increase in the phase III clinical studies for XYOTAX™, including not only the site initiations and patient enrollment, as well as drug manufacturing and comparator drug-related expenses. In addition to XYOTAX™-related expenses, we incurred a modest increase in TRISENOX® related costs as our result of our decision to expand the Berenson multiple myeloma trial to now target 15 centers to participate, with approximately 100 patients being targeted for enrollment in that trial.

SG&A expenses for the quarter ended June 30th were $12.8 million, compared to $11.1 million for the same period in 2002. And that increase in SG&A resulted primarily from a non-cash charge for stock compensation related to the increase in CTI’s stock price over the same period last year. Prior to any offsetting revenues from potential corporate partner alliances on XYOTAX™, we continue to track against our guidance of approximately $30 to $32 million net loss per quarter for this year.

As we’ve stated previously, we believe we could recognize modest cost savings from our proposed merger with Novuspharma in 2003, with the majority of the targeted $18 to $20 million in savings being realized in 2004 and beyond. As a combined company, we have a targeted 2004 net burn rate of approximately $100 million, which assumes we realize the operating synergies we identified, and that TRISENOX® sales continue to grow at the current trend for 2004. This target does not include any potential upside through a XYOTAX™ partnership or through the expansion of the TRISENOX® label for additional indications.

Now in addition to the strong cash position the Novuspharma merger will bring to the combined company’s balance sheet, last quarter we raised an additional $75 million through the issuance of four percent senior subordinated notes, which mature in 2010. The notes are convertible at a conversion price of $13.50 at the holder’s option, and approximately $20.25 at the Company’s option.

We ended the quarter with approximately $151 million in cash, cash equivalents, and securities available-for-sale. And while Novuspharma will report its financials in August, our goal as a combined company, is to end the year at approximately two years of operating capital on the balance sheet, which coupled with potential approval and launch of XYOTAX™ in 2005 or the possibility of expanding the label for TRISENOX®, could be sufficient to see the company through profitability. Let me move on and discuss the promising growth we continue to experience with our TRISENOX® program.

TRISENOX® net sales for the quarter were $5.3 million, which as I stated, is more than 120 percent growth compared with $2.4 million for the same period in ‘04. Gross ex-factory sales reached about $6.2 million in the second quarter with unit sales increasing from 986 units in Q2 last year to 1,952 units in Q2 this year. And we are currently averaging more than 550 to $600,000 per week in gross ex-factory sales, clearly on our way to meet or beat our $24 million net sales guidance.

Given that our expenses for our commercial operations are approximately $19 to $20 million annually, we are confident we will hit our target of making TRISENOX® a profitable operating business in 2003 and going forward, especially as revenue growth continues to outpace expenses.

We continue to have a very positive outlook on the revenue potential for TRISENOX®, and believe this represents a significant value driver for the company in 2004 and beyond as we look to substantially increase sales through a potential expansion of labeled indications for TRISENOX®.

In May, investigators conducting U.S. and European clinical trials reported encouraging preliminary results, demonstrating that TRISENOX® can produce long lasting responses in patients with MDS and in patients with multiple myeloma. Thought leaders in Europe, and now in the U.S. have encouraged the company to complete those studies and submit data from our two central trials in MDS to regulatory authorities for consideration as a new treatment for MDS. We have assembled a TRISENOX® supplemental NDA task force to begin the process of exploring with the FDA and the EMEA, the potential of the data from these trials to serve as a basis for a new label indication for both high risk and low risk subsets of patients with MDS.

Given that TRISENOX® is an approved product in both the U.S. and Europe, with more than 2,500 patients in our safety database, we believe the potential clinical benefit observed in these trials could lead to an additional indication, which could have a substantial positive impact on TRISENOX® revenues, as there are currently no approved drugs for these patients. Once we have completed our discussions with the regulatory agencies, we will provide more specific guidance with respect to the potential timeline for a supplemental NDA filing. Clearly, this would be pure upside to our revenue forecasts for TRISENOX® and could have a very significant impact on our bottom line beginning in late 2004.

With the potential to access the MDS market in Europe, we are anticipating that our proposed merger with Novuspharma will allow us to leverage their European operating presence to positively impact TRISENOX® ex-U.S. sales.

Now I’m going to move on and update you on the progress we continue to make in our XYOTAX™ development program. We now have clinical experience in approximately – phase I and II clinical experience – in approximately 400 patients with XYOTAX™. We continue to see the excellent safety and tolerability profile initially reported for this drug candidate.

Last quarter, as you know, the FDA granted fast track designation for the STELLAR-3 and STELLAR-4 trials. Since PS2 is incurable and current treatments offer modest benefit and because XYOTAX™ has the potential to demonstrate improvement over available therapy in these patients based on the anti-tumor activity reported in phase I and phase II clinical trials. Our global product team is now revising their NDA timelines to take advantage of the fast track provision, which allow for a rolling submission.

Our STELLAR-2 trial, which is our second line head to head study against Taxotere®, currently has all 136 clinical sites initiated, and we continue to expect a complete patient enrollment by the end of next year on this 840 patient study.

Our STELLAR-3 trial, which compares XYOTAX™ and carbo to TAXOL®/carbo in front-line PS2, currently has all 100 clinical sites initiated, and we are still targeting the end of the year for completion of patient enrollment for this 370 patient study.

Lastly, we have initiated all 84 clinical sites of our STELLAR-4 trial, which as you may recall is a single agent trial of XYOTAX™ versus gemcitabine or vinorelbine in front-line PS2 patients. This 370 patient study has had its clinical sites in Europe come on a little slower than we anticipated, but we have recently initiated almost 30 clinical sites and expect patient enrollment to track accordingly with no change to our original forecast, targeting enrollment completion at the end of Q1 next year.

Assuming a positive outcome to one of our pivotal trials, our forecasted timeline for submission of our NDA in lung cancer remains on schedule for the end of 2004.

We are pleased that XYOTAX™ continues to get recognition from key opinion leaders in many of the major cancer cooperative groups. For example, in June, XYOTAX™ was featured in a plenary session at the International Lung Cancer Conference by Dr. Socinski, who is a member of the CALGB from the University of North Carolina at Chapel Hill. Similarly, Dr. Corey Langer, a member of ECOG and the RTOG from Fox Chase Cancer Center, is writing a medical review on the treatment of PS2 lung cancer patients, prominently highlighting the prospects of XYOTAX™ in this population. And finally, Dr. Markman, who is a member of the GOG from the Cleveland Clinic, is also writing a review on Improving the Taxane Heritage with agents such as XYOTAX™ in ovarian cancer. We are pleased that XYOTAX™ continues to hold the interest of lung and ovarian cancer experts.

And while on the topic of cooperative group involvement with XYOTAX™, this is probably an appropriate time to update you on our progress with the Gyn Oncology Group and their participation in XYOTAX™ clinical studies.

As I mentioned on the last quarterly conference call, the GOG completed enrollment in the first phase of a two stage phase II study of high dose XYOTAX™ in third-line ovarian cancer, and are in the process of initiating the second stage of that study at their upcoming meeting in July. We are likely to see preliminary results of this trial at the Society of Gynecologic Oncology meeting early next year.

The GOG has also initiated the dose escalation/pharmacology trial of XYOTAX™ in combination with carboplatin in the treatment of front line ovarian cancer to determine the MTD of XYOTAX™ in combination with platinum in front-line patients.

And then lastly, we have scheduled a meeting between the GOG and the FDA in the Fall to discuss the final design of the Phase III non-inferiority trial of XYOTAX™/platinum versus Taxol®/platinum in front-line ovarian cancer patients.

We continue to be impressed by the quality and the rigor of the clinical work conducted by the GOG and look forward to the GOG preparing to phase in clinical sites for the XYOTAX™ Phase III trial as it completes enrollment in its international 182 trial in the fourth quarter of this year.

Let me move on to a topic that I’m sure is on everyone’s list, and that is the progress on discussions with multinational companies for a XYOTAX™ commercial partnership. As I said in the last quarterly conference call, deals are never done until the money is in the bank. Our decision to explore a potential worldwide commercial partner in lieu of an ex-U.S. partner, I believe will prove to be a financially and commercially more attractive strategic move on our part.

Our Business Development group continues to be busy working toward our goal of securing a XYOTAX™ partner. And it’s clear to me, given the breadth of the clinical data coming in on our Phase III trials, in addition to our strong pro forma combined balance sheet and pipeline resulting from the proposed merger with Novuspharma, that we are in a strong position to negotiate the best co-development, co-promotional deal for XYOTAX™ and for our shareholders. And we look forward to updating you in the future about our progress toward that important goal.

In June, I’m going to move forward and talk a little bit about the merger with Novuspharma, we proposed a merger with Novuspharma, formerly the oncology drug development arm for Boehringer Mannheim and Hoffman-La Roche. This potential merger, as you know, will bring with it not only significant potential annual cost savings, pharma experienced management and development capabilities and a strong cash position, but it will also add to our portfolio a next generation anthracycline, actually an anthracenedione called Pixantrone, which we believe has the potential to become a best in class product for the treatment of blood-related cancers like lymphoma and leukemia.

This is a perfect fit for our growing commercial hematology business and should allow us to leverage our existing TRISENOX® sales infrastructure and customer base for this additional product.

Now as a result of the proposed merger, our portfolio would contain potentially safer, more effective versions of three of the four most commonly used chemotherapeutic classes, namely Taxanes with XYOTAX™, camptothecins with our 2106 product, and the anthracyclines with Pixantrone. Collectively, these three classes generate close to $4 billion in annual sales.

Now as many of you may know DNA intercalators as represented by the anthracyclines, or the newer generation anthracenediones, are the cornerstone of chemotherapy for front-line breast cancer, leukemias and lymphomas. They are one of the most active classes of anti-cancer compounds ever discovered and are actually curative in the treatment of diseases like leukemia and lymphoma. Unfortunately for those patients who relapse, they’re usually not eligible to be treated with additional agents, anthracyclines, due to problems with irreversible cumulative heart damage or cardiac toxicity.

So we believe Pixantrone has the potential of becoming the agent of choice due to the impressive efficacy and low occurrence of significant cardiac side effects observed among patients with aggressive lymphoma who have failed prior maximum treatment with anthracyclines. When one considers that approximately 54,000 patients who were treated with CHOP or R-CHOP for front-line aggressive NHL will relapse and will no longer be able to receive the currently marketed anthracyclines, the significant commercial prospects for Pixantrone in just the relapsed lymphoma indication are pretty evident.

There is significant upside to the prospect of this product outside of blood-related cancer applications and that’s in the treatment of breast cancer. Currently agents like Herceptin® or Iressa® cannot be used in combination with anthracyclines due to overlapping heart toxicity. As such, these novel targeted therapies have been forced to be used in combination with taxanes in the salvage treatment of breast cancer. The potential ability to combine Herceptin® with Pixantrone in the early treatment of metastatic breast cancer would have a major impact on the commercial size of the market for this product. Now preclinical studies and clinical trials investigating that prospect are planned for later this year. With safety and efficacy data reviewed from more than 170 patients, we believe Pixantrone has the potential to become the product of choice among this important class of chemotherapeutic agents.

Impressive efficacy data in a Phase II trial of single-agent Pixantrone in salvage therapy for aggressive relapsed/refractory NHL will be reported in August in the peer-reviewed journal Hematologica.

The overall response rate and the duration of responses, notably the rates of complete remission, in particular, are the best we have seen reported by any marketed or even investigational drugs targeting this stage of disease. We are currently planning on meeting with the FDA this fall to finalize our pivotal trial design for Pixantrone in third-line aggressive NHL and expect to initiate that study early next year with potential for NDA filing, if successful, in 2005.

We also expect a considerable amount of clinical data for Pixantrone to be presented at clinical meetings over the next 12 months, including a study replacing doxorubicin in CHOP, a study in indolent lymphoma in combination with fludarabine, a study in combination with Rituxan, and the expansion on the experience with combination with platinates that was recently reported at the ISEH meetings.

Together with our colleagues from Novuspharma, we have been working toward a successful completion of the merger and a smooth integration of the two companies. We should receive SEC comments back this month and pending final comments and review, we would anticipate a shareholders meeting in September, with completion of the merger 60 to 70 days, or so, thereafter.

Having recently returned from road shows in the U.S. and Europe, I was quite frankly thrilled at the level of the support and congratulations on what everyone has commented on as being one of the first biotech-biotech combinations that made strategic, financial, and operating sense.

Now let me close this morning by briefly reviewing progress in our early stage development and pre-development programs. We are extremely pleased with the emerging pharmacokinetic safety and clinical response data in our Phase I study of CT-2106, our polyglutamate camptothecin. We anticipate sharing preliminary data at the Fall AACR Meeting. And suffice it to say, several of our ongoing partner discussions have similarly raised interest in this drug candidate as part of any potential relationship.

We believe our colleagues at Novuspharma have made some exciting progress toward their goal of developing a potentially more potent oral proteosome inhibitor, and similarly, we anticipate their expertise in rational drug design will be critical in identifying a lead LPAAT inhibitor for clinical investigation. We are also considering exploring the attachment of our polyglutamate technology to their novel second generation platinate compound.

We look forward to presenting data on our product candidates at our upcoming conferences this Fall, including the European Cancer Conference scheduled in October where Skip Burris has a plenary presentation on XYOTAX™; the Chemotherapy Foundation Symposium in November in New York; the AACR-NCI-EORTC Meeting in Boston in November; and of course, the typical rally for the end of the year at the American Society of Hematology meeting in San Diego in December.

Now before moving into the Q&A session, I want to update you, as I typically do, on our continuing commitment to patients in our community. In June we sponsored a CD entitled, “The Voices for Gilda.” This CD is an eclectic compilation of well-known celebrities including Steve Martin, Dan Akroyd, Elton John, Celine Dion, even Paul Allen, and many more who generously donated their time and talents to this project. The proceeds from the CD benefit the Gilda’s Clubs throughout the country and they’re available on Amazon.com. Gilda’s Club, as you may know, provides emotional and social support to anyone who is living with cancer, who has a friend or relative with cancer. The work they do fills a very important mission and fills a very important void for patients and their families.

We also established the Gilda Star Award to be given annually to an individual or institution that has made a significant positive impact on the lives of patients with cancer. Renowned Seattle glass artist, Dale Chihully, donated the original glasswork for the award. And as you saw from the press release, the inaugural winner of this year’s award was Joanna Bull, who is one of the founders of the Gilda’s Club and a physician for Gilda Radner.

Now whether it’s activities like creative initiatives for organizations like the Gilda’s Club or participating in the local cancer-related charities, the involvement of our employees to make a difference in the lives of patients with cancer, not only through their work at CTI, but through contributing their own time and resources underscores the passion and commitment of what this company is all about.

So at this point, I’d like to end the presentation section and open the floor to questions, and hopefully we’ll have some answers for you.

Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again to ask your question, please press star followed by the digit one at this time. And we’ll pause for just a moment.

And our first question today, we’ll hear from Matt Geller with CIBC World Markets.

Matt Geller: Hi, Jim. You know, congratulations on a nice quarter. And just trying to keep track of all these trials is not easy at this point. A lot of interesting stuff going on. So I’m going to make work harder for you by asking about more trials.

Talk about Novuspharma, can you talk a little bit about using Pixantrone with Rituxan and also substituting Pixantrone in CHOP therapy? Can you talk a little bit more about the pipeline at Novuspharma? I understand there’s several other compounds in Phase II that look interesting – and Pixantrone for multiple sclerosis. And finally, can you give any more details about a XYOTAX™ partnership? Is there any chance – are you definitely going to do, are you pretty confident you’ll do a worldwide partnership at this point? Are you still looking at European partnerships? And exactly, where do you stand on that?

Dr. James Bianco: OK. Well the partnership ones are straightforward. We are pretty confident we’re going to do a worldwide relationship. It may not be a single product relationship. It may in fact be leveraged off the technology. Obviously (CT-)2106 – if you believe in XYOTAX™ and you have pharmocokinetic safety, and preliminary, I don’t want to say “efficacy” because this is a Phase I study, then you’re obviously going to go for more shots on goal if you’re a commercial partner and try to have two classes of agents within that relationship. But again, it’s a little premature to talk about that. But clearly, it would be a global relationship.

So I took that question. Jack’s going to take the question about Rituxan plus Pixantrone and then replacing doxorubicin in CHOP. And actually, I know that Silvano’s on the line, too, so he could bring in some color to that as well.

Matt Geller: Great, thanks.

Dr. Jack Singer: Matt, Jack Singer. We are in the process of doing a full market evaluation of Pixantrone and actually setting the direction, not only for the approval study, but for how we see the product eventually filling out the marketplace.

If you look at the product profile for this, Pixantrone is novel in two respects. First, it will not be lifetime limited. Many patients getting anthracyclines have to stop the therapy and can’t restart it because they’ve hit their lifetime limit on the basis of cardiac dose. We do not see that happening with Pixantrone. Therefore, it will allow retreatment in breast cancer, it will allow retreatment in lymphomas, whereas you can’t with the other existing anthracyclines. So that’s a major area we’re going to target.

The other very nice characteristic of this product is, unlike other anthracyclines, this – if it gets out of a vein when you’re giving it – will not cause extensive tissue necrosis. This is going to be a big selling point for physicians and nurses and also patients, because it’s a safer drug.

We see, you know, as Jim stated, an approval process whereby you go for approval in third-line lymphoma as a single agent. But meanwhile we are doing studies that are ongoing, looking at second-line in a CHOP-type regimen and the preliminary data really look exceptional. Also, looking at the second-line in a platinum-based combination, which is often used pre-stem cell transplant, and again the data there were reported and look very good, and that study has been enlarged.

We are just beginning to explore the potential for a breast study with or without Herceptin. Again, retreatment is an option. Many patients limit out on anthracyclines during adjuvant therapy and one possibility would be to study patients using an anthracycline at the time of relapse.

So there are many of these possibilities that aren’t fully flushed out yet. What we’re most actively working on is the approval study, and we’ll flush out the others as we go.

Dr. James Bianco: And you’ll see data upcoming – they have a study that’s ongoing with fludarabine, dex, Rituxan in relapsed/refractory indolent Non-Hodgkin’s Lymphoma where Pixantrone was added. The preliminary data, at least in the first two cohorts, is consistent with the profile of this drug, meaning a lot of CRs and PRs. And then they also have a study in relapsed aggressive lymphoma where they retreat with CHOP. But this time, as you know, you can’t get the anthracycline again. So, they give Pixantrone in that setting and that’s the Phase I component of that study has been completed in 12 patients, and it’s now moving into Phase II. And that data looks very attractive. We should see at least potentially the preliminary results of the phase I, if not at ASH, certainly at some of the meetings early next year.

So a lot of stuff on the radar screen from data flow. And again, this probably has one of the best response rates. The street will love this because there’s no equivocation. There’s CRs and PRs at such a high rate in patients who have failed prior anthracyclines, and I think you’ll start to get a sense of the excitement that we had for it.

The other products in their pipeline, the MT201 is an antibody against EpCAM being co-developed with Micromet, the team is currently discussing what’s the right target, dose and schedule for a potential Phase II study. The 3576, is another anthracycline, that may get prioritized lower on the list in the pipeline. But as I mentioned, the HIF-1 inhibitor is a very interesting target, and the ability to have a more potent Velcade that’s orally administrable on a friendly schedule is certainly upside in the research pipeline at Novuspharma.

Matt Geller: Great. Thanks a lot.

Operator: As a reminder to ask your question, please press star followed by the digit one.

And we’ll take our next question from Iris Francesconi with Piper Jaffray.

Iris Francesconi: Yes, good morning. Thanks for taking my question and congratulations on a strong TRISENOX® quarter.

Dr. James Bianco: Thank you.

Iris Francesconi: I apologize if the question was already asked or if you have answered it in the prepared remarks, but I just want to review again the fact that you’re running, or Novuspharma is running, a Phase III trial Rituxan® plus or minus Pixantrone. I’m just wondering again why this wouldn’t be sufficient to apply for approval.

Dr. James Bianco: It is potentially. The dialog that Novuspharma has had with the FDA and the EMEA would suggest that a very large study, an 840 patient study, of Pixantrone added to a Rituxan® regimen versus Rituxan® alone in relapsed indolent lymphoma, if you had an extension of time progression that was meaningful, that that could be a primary endpoint for consideration for approval. The difficulty is if you look at how many patients with relapsed indolent lymphoma are treated with chemotherapy, let alone they all get Rituxan® obviously, as evident by Genentech’s sales figures. But the chemotherapy component of that makes up about eight percent of all the patients who get treated for indolent lymphoma. And so to do an 840 patient study worldwide we think would be a longer timeline for approval than going into the aggressive third-line Non-Hodgkin’s lymphoma which we’re pretty confident will be an unmet medical need, accelerated review, et cetera.

And so what we have encouraged our colleagues at Novuspharma to consider, is instead of trying to do a study that may take three years to complete, including the follow up period, and cost maybe $40 million, that we could probably get the drug approved on a much shorter timeline for less expense, and that their current enrollment in the Rituxan® plus or minus Pixantrone trial be used as a post-approval either marketing, we could evaluate that study, it certainly doesn’t need to be the 840 patients at that point because you already have the drug on a different basis for approval.

And so that is, Iris, predominately the strategic direction that we’ve taken. We think we have a faster route in. It’s very analogous to us doing the ovarian trial where if GOG hadn’t come in to pay for it and do it in the timeline that they’re saying, we probably would’ve been, while confident to win, potentially, you’re going to sit there and say, well, do I make that investment from a return on investment and time to return on investment? Or are there quicker ways to get the drug approved?

Iris Francesconi: OK. But has the trial started enrollment?

Dr. James Bianco: Yes, it has.

Iris Francesconi: It’s an ongoing trial?

Dr. James Bianco: It’s open at about 40 centers, Silvano in Europe?

Silvano Spinelli: Right.

Iris Francesconi: OK. Great. And one quick follow up. Can you just kind of like speculate on the reasoning why Pixantrone has significantly lower cardiac toxicity as compared to the other anthracyclines?

Dr. James Bianco: Yes. Do you want to – this is where I get to say, hey, Silvano, why don’t you tell her?

Silvano Spinelli: The duration for a reduced cardiac toxicity for the product is the capability of the product to interact with DNA, and therefore lead to anti tumor activity without giving rise to secondary side effects that are connected with the cardiac toxicity. Meaning that the product is much safer than any other anthracycline for the cardiac muscles. It doesn’t provide cellular necrosis and this is due to the fact that the drug does not induce free radicals for oxidation. This is the basic mechanism.

Dr. James Bianco: And how did you do that to the molecule?

Silvano Spinelli: We did that by modifying some key elements that are present in the structures of anthracylines. These elements are at the same time crucial to determine the DNA interaction, which is the first step for the mechanism of action, which is as many know, first DNA intercalation and then interaction with topoisomerase. Those chemical elements that are essential for the DNA interactions are also crucial in determining the cardiac toxicity side effects. We have removed those elements and replaced with others, particularly a nitrogen atom in the skeleton of the intercalating moiety. This replacement, it has to be extremely stereospecific, leads to the drug similar DNA intercalating ability, then anthracycline, therefore antitumor activity, but with reduced cardiac side effects.

Iris Francesconi: Great. Well, thank you so much, and congrats again.

Dr. James Bianco: Thank you.

Silvano Spinelli: Thank you.

Operator: As a reminder, please press star one to ask your question. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. And next, we’ll hear from Matt Kaplan with Punk Ziegel.

Matt Kaplan: Good morning. Jim, could you comment on the program to expand the label for TRISENOX® in MDS? Just give a little bit more sense of the timeline with respect to getting FDA and EMEA buy off or sign off on the program?

Dr. James Bianco: Yes. Timeline we could tell you once those meetings have been concluded. But I can tell you that, as you saw in May, the data – we have two central trials, each one was targeting about a 110 patients. I think in total those two trials have about 130, 140 patients enrolled. And obviously, that enrollment continues to go well. The point being is that the preliminary look, our total experience in MDS had a high response rate, a high enough response rate and the durability of that response was very long without the tradeoff of potential, you know, toxicities. And this was high risk and low risk patients. So it wasn’t a specific subset.

We know, now I saw JJ on CNBC this morning talking about going after the 5Q minus in refractory anemias as a way for Revimid™ to get into the MDS space, et cetera, and we agree with him 100 percent. The difference is we think that we’re working across two very large populations of MDS participants, being the high risk and the low risk, not the specific chromosomal abnormality sub-population, and that they’re durable. And so when people see that data in a large number of patients, they’re saying, you know, you got a signal here that’s probably worth having that discussion because it’s an approved product, a single pivotal trial or a single experience of data. And more importantly we’re not trading off things like, you know, neutropenia and sepsis for transfusion independence. And so, we think that given the data that we have and that task force will put it together – we have meetings scheduled that we’re putting on the timeline for this Fall. We’re going to run that by both the FDA and essentially confirm that with what we heard from the European thought leaders with the EMEA. And, you know, I’m not going to put a timeline out there, but obviously, 2004, we want to have this package in front of the FDA, and hopefully out from the FDA and EMEA next year.

Matt Kaplan: Great. Thank you.

Operator: And at this time, there are no further questions. I’d like to turn the call back over to Dr. Bianco for any additional or closing remarks.

Dr. James Bianco: What can I say? Obviously, as Matt put it, there’s a lot of news flow potential coming out from a very robust portfolio between the two companies. You know, the challenge for us is to stay on goal, stay on focus, and continue to deliver on the expectations that we’ve set.

We’re really pleased with what is going on with TRISENOX®. I think if you saw the unit number growth, that’s the number to continue to focus on, that demand and pull through, if that continues into 2004 with the label expansion, it obviously can be very rewarding in and of itself.

We look forward to updating you on the Pixantrone and on the progress we’re making with Novuspharma. And I’m sure that you all wait with bated breath on when that announcement comes for a commercial partnership. Again, we’ll update you as we make progress towards that objective as well.

So thank you for your time and your attention. And we look forward to continuing to hit our targets.

Operator: And that concludes today’s conference call. Thank you for your participation.

END

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation includes forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect actual future results. Specifically, the forward-looking statements contained in this presentation include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risks and uncertainties that could affect CTI’s products and products under development, including TRISENOX® and XYOTAX™. These risks include, but are not limited to, failure of either CTI or Novuspharma to received required stockholder approvals or failure to satisfy other conditions to closing the proposed merger, failure of CTI and Novuspharma businesses to successfully integrate, costs related to the proposed merger, and other economic, business competitive and/or regulatory factors affecting CTI’s and Novuspharma’s businesses in general; preclinical, clinical, and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet TRISENOX® revenue goals, the potential failure of TRISENOX® to continue to be safe and effective for cancer patients, the potential failure of XYOTAX™ to prove safe and effective for non-small cell lung and ovarian cancers, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling TRISENOX® and CTI’s products under development; and the risk factors listed or described from time to time in the Company’s filings with the Securities and Exchange Commission including, without limitation, the Company’s most recent filings on Forms 10-K, 8-K, S-4, and 10-Q. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Cell Therapeutics, Inc. (CTI) has filed a proxy statement/prospectus and will file other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospects and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003. This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.